

September 13, 2017

Via E-mail
Mr. Robert Chausse
Chief Financial Officer
Richmont Mines Inc.
161 Avenue Principale
Rouyn-Noranda, Quebec J9X 4P6

> **Re:** **Richmont Mines Inc.**
> **Form 40-F for the Fiscal Year Ended December 31, 2016**
> **Filed March 28, 2017**
> **File No. 001-14598**

Dear Mr. Chausse:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 40-F for the Fiscal Year Ended December 31, 2016
Exhibit 99.1 page 32

1.   We note your disclosure on page 32 that your reserve dilution increased to an average of 27% for long-hole panels and decreased to an average of 22% for development in ore. Additionally we note your disclosure on page 3 of your Technical Report on the Mineral Reserve and Resource Estimate as of December 31, 2016 for the Island Gold Mine that an average dilution rate of 20 to 40% is assumed for stopes and 20% to 30% is assumed for development. Please tell us why these numbers are different. In your response please tell us your historical average stope and development dilution rates.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact John Coleman at (202) 551-3610 or me at (202) 551-3790 with any
questions.

                                        Sincerely,

                                        /s/ John Reynolds

                                        John Reynolds
                                        Assistant Director
                                        Offices of Beverages, Apparel and
                                        Mining